SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number 001-12658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

330 South Fourth Street

Richmond, Virginia 23219

ALBEMARLE COPORATION SAVINGS PLAN

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Administrator of the Albemarle Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 6, 2006

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

(in US dollars)

	2005			2004
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Assets:
Investments, at fair value	$235,318,890	$71,122,226	$306,441,116	$214,534,355	$69,567,605	$284,101,960
Receivables:
Employer contributions	8,166	49,154	57,320	5,261	39,313	44,574
Employee contributions	85,345	—	85,345	67,773	—	67,773
Dividends and interest	91,433	—	91,433	83,314	—	83,314

Net assets available for benefits	$235,503,834	$71,171,380	$306,675,214	$214,690,703	$69,606,918	$284,297,621

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2005

(in	US dollars)

	Participant Directed	Nonparticipant Directed	Total
Additions:
Dividends and interest	$5,411,522	$1,526,123	$6,937,645
Employee contributions	14,838,035	—	14,838,035
Employer contributions	1,373,944	6,953,539	8,327,483
Net appreciation (depreciation) in fair value of investments	6,232,395	(525,214)	5,707,181

Total additions	27,855,896	7,954,448	35,810,344

Deductions:
Benefit payments	(11,264,741)	(2,088,933)	(13,353,674)
Administrative expenses	(9,819)	—	(9,819)
Other	(70,811)	1,553	(69,258)

Total deductions	(11,345,371)	(2,087,380)	(13,432,751)

Transfers	4,302,606	(4,302,606)	—

Net increase	20,813,131	1,564,462	22,377,593

Net assets available for benefits, beginning of year	214,690,703	69,606,918	284,297,621

Net assets available for benefits, end of year	$235,503,834	$71,171,380	$306,675,214

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Albemarle Corporation Savings Plan (the name was changed from The Savings Plan for the Employees of Albemarle Corporation effective January 1, 2004) (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in stocks, bonds and other fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	fair value based on the last published sale price on the New York Stock Exchange (or other major exchange)

Mutual funds and Equity Index Trust (Common/Collective trust)	-	net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies, continued:

Retirement Preservation Trust (Common/Collective trust)	-

net asset value of units held by the Plan at

year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”) and money market instruments and US Government agency obligations are valued at amortized cost, which approximates fair value

Loans to participants	-	included in Investments, with balances due at cost which approximates fair value

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation (depreciation) in fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account in a Common Stock fund, the participant can receive the distribution in either cash or company stock. Effective March 28, 2005, the Plan was amended to revise the automatic cash out language whereas if a participant terminates employment with benefits in the Plan of $1,000 or less then the Plan will automatically cash out these benefits. Prior to this amendment the threshold level was $5,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or cash them out at their own individual election. Absent an election, the amounts will remain in the Plan.

Administrative Expenses:

Prior to May 1, 2004, expenses of the Trustee in administering the Plan were paid from Plan assets, while certain recordkeeping fees and other administrative charges were borne by Albemarle Corporation. As of May 1, 2004, the Plan document has been amended to allow administrative charges to be paid by the Plan based on decision of the Plan administrator.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Description of Plan:

a.	General and Eligibility: The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Merrill Lynch serves as the Plan’s trustee. Employees are eligible to become a Member of the Plan on their date of employment as a regular employee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

On July 31, 2004, Albemarle Corporation acquired the refinery catalysts business of Akzo Nobel N.V. Employees of the acquired business became eligible to participate in the Plan effective August 1, 2004.

b.	Contributions: Prior to April 1, 2004, participants in the Plan could make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries and Albemarle Corporation (“Albemarle” or the “Company”) contributed 50% of the first 10% of base salary that a participant contributed to the Plan. Effective April 1, 2004, no after-tax contributions are permitted and Albemarle contributes 100% of the participant’s pre-tax contribution up to a maximum contribution of 5% of the participant’s base salary to the Plan.

Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund, which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%). Effective April 1, 2004, the non-highly compensated participants can make a pre-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifty percent (50%). A “catch up” contribution provision was implemented in 2002 for employees who will be age 50 and above as of December 31, 2002 due to changes in the tax laws relating to the Economic Growth and Tax Relief Reconciliation Act of 2001. The catch-up provision allows the employees to make an additional pre-tax contribution of 1% to 50% of pre-tax salary up to an annual maximum of $4,000 and $3,000 (for 2005 and 2004, respectively) to the Plan. Such additional contribution does not qualify for matching contributions from the Company.

The Plan was amended March 15, 2004 to be effective as of April 1, 2004, to allow the Company to make Pension Contributions to eligible participants. Eligible participants are those hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The Pension Contribution made in cash by the Company to the eligible participants is equal to 5% of the participant’s base pay. The participant may direct the investment of the Company pension contributions into the Plan.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Description of Plan, continued:

c.	Vesting: Participant contributions are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan upon date of enrollment.

In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company’s defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have 100% vested interest in that portion of their account which represents employer contributions.

d.	Investment options: The Plan consists of thirteen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation.

Participants currently in the Plan may direct the investments of their account to any of the thirteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the nonparticipant-directed portion from the Albemarle Corporation Common Stock Fund to other active funds during the course of their employment. The portion of the Albemarle Common Stock Fund which has been contributed by the Company is reported as non-participant directed until transferred by the participant.

e.	Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years. The interest rate as of December 31, 2005 and 2004 was 8.25% and 6.25%, respectively. Principal and interest is paid ratably through payroll deductions.

Effective August 1, 2004, employees who became participants due to the Company’s acquisition of the refinery catalysts business of Akzo Nobel may rollover loans which were outstanding as of the date of such acquisition under an Akzo Nobel qualified defined contribution plan. The Plan will honor the terms of such loans, including, without limitation, the remaining amortization period.

The Pension Contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Description of Plan, continued:

f.	Forfeitures: Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2005, $88,471 forfeitures were used to reduce required Company contributions and $9,591 of forfeitures remaining from 2004 or became available in 2005 which may be used as a reduction of required Company contributions for the 2006 plan year.

g.	ESOP: Effective December 14, 2001, the Albemarle Corporation common stock held in the Plan was designated as an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants’ accounts, distributed directly to them or reinvested. Distributions of dividends are included as benefits on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $37,000 and $44,000 in 2005 and 2004, respectively. In addition, a diversification election has been added to the ESOP. Notwithstanding the one-time election already allowed, beginning in 2002, participants who are between age 55 and age 60 and have at least 10 years of service with Albemarle may elect to diversify up to 25% of the value of the shares purchased through Albemarle’s matching contributions. When participants reach age 60 and have at least 10 years of service with Albemarle, they may diversify up to 50% of the value of the shares purchased through Albemarle’s matching contributions. The amount of Albemarle common stock that may be diversified will be determined as of the last day of the preceding Plan year and is based on the value of the nonparticipant-directed portion of Albemarle common stock held in the participant’s account increased by the value of previous diversifications, multiplied by 25% (50% if the participant is over age 60), and then offset by the amount of any diversifications elections made previously. Beginning April 1, 2007, the nonparticipant-directed portion of the Albemarle Stock will become unrestricted for participants who are members in the Plan prior to April 1, 2004. For participants who were hired on or after April 1, 2004, the nonparticipant-directed portion of Albemarle Stock will become unrestricted on the third anniversary of their date of hire.

3.	Investments:

The following table presents investments held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2005		2004
Albemarle Corporation common stock	$104,360,040	*	$103,987,223	*
Merrill Lynch Retirement Preservation Trust	59,767,513		53,385,775
Merrill Lynch Equity Index Trust I	39,586,453		40,433,064

*	Nonparticipant-directed investments total $71,122,226 and $69,567,605 for 2005 and 2004, respectively.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $5,707,181 as follows:

Common stocks	$(1,347,707)
Mutual funds	5,255,395
Common /Collective trusts	1,799,493

$5,707,181

The net depreciation in fair value of investments for the non-participant directed investments for the year ended December 31, 2005 relates solely to Albemarle common stock.

4.	Federal Incomes Taxes:

The Internal Revenue Service advised the plan administrator on February 28, 2003, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. Although, the Plan has been amended since February 28, 2003, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust I and Merrill Lynch Retirement Preservation Trust. Purchases of 61,277 shares of Merrill Lynch Equity Index Trust I totaled $5,442,930 and purchases of 40,079,004 shares of Merrill Lynch Retirement Preservation Trust totaled $40,079,004 for the year ended December 31, 2005. Sales of 90,660 shares of Merrill Lynch Equity Index Trust I totaled $8,089,034 and sales of 33,697,267 shares of Merrill Lynch Retirement Preservation Trust totaled $33,697,267 for the year ended December 31, 2005. Participants also have the option of investing in Albemarle common stock. Purchases of 507,452 shares of Company common stock totaled $18,201,107 for the year ended December 31,

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Related Party Transactions, continued:

2005. Distributions made in and sales of 446,745 shares of Company common stock totaled $16,445,484 for the year ended December 31, 2005.

7.	Unallocated Assets:

Unallocated assets at December 31, 2005 and 2004 were $645,478 and $200,591, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds.

8.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, respectively, to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$306,675,214	$284,297,621
Amounts allocated to withdrawing participants	(540,283)	(29,421)

Net assets available for benefits per the Form 5500	$306,134,931	$284,268,200

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2005 to Form 5500:

Benefits paid to participants per the financial statements	$13,353,674
Add: Amounts currently payable at December 31, 2005	540,283
Less: Amounts currently payable at December 31, 2004	(29,421)

Benefits paid to participants per the Form 5500	$13,864,536

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identity	(c) Description	(d) Cost of Each Item*	(e) Current Value

**	Merrill Lynch Retirement Preservation Trust	Collective trust invested in GIC’s, BIC’s, obligations of U.S. government agencies and high quality money market securities	$—	$59,767,513
	PIMCO Total Return Fund	Mutual fund that invests in fixed income securities	—	7,593,252
**	Merrill Lynch Equity Index Trust I	Collective trust indexed to the S&P 500 Index	—	39,586,453
	Davis New York Venture Fund, Inc.	Mutual fund that invests primarily in equity securities of companies with at least $5 billion in market capitalization	—	15,291,667
	Franklin Small-Mid Cap Growth Fund	Mutual fund that invests in equity securities of companies not exceeding $8.5 billion in market capitalization or the highest market cap value in the Russell 2000 index	—	15,035,411
	Templeton Foreign Fund	Mutual fund that invests in international equity and debt securities	—	3,855,864
	Oppenheimer Capital Appreciation Fund	Mutual fund that invests in selected equity securities of growth companies	—	3,496,949
	Oppenheimer International Growth Fund	Mutual fund that invests in selected equity securities of growth companies domiciled outside the U.S.	—	5,291,797
	The Oakmark Equity & Income Fund	Mutual fund that invests in diverse portfolio of U.S. equity and fixed income securities	—	12,049,209
	Lord Abbett Small Cap Value Fund	Mutual fund that invests in companies with less than $2 billion in market capitalization	—	11,030,713
	American Growth Fund of America Fund	Mutual fund that invests in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash	—	12,164,395
	Van Kampen Growth & Income Fund	Mutual fund that invests in common stocks, convertible securities, nonconvertible preferred stocks and debt securities	—	4,638,372
**	Albemarle Corporation common stock	$.01 par value, 2,721,253 shares	60,562,579	104,360,040
	NewMarket common stock	$1.00 par value, 186,435 shares	—	4,560,194
	Tredegar Corporation common stock	No par value, 212,118 shares	—	2,734,198
	CMA Money fund	Cash-interest bearing – short term money market investments	—	806,239
**	Participant loans	Terms from 1-30 years with interest rates from 5.00% to 10.5%	—	4,178,850

	Total plan investments			$306,441,116

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION SAVINGS PLAN

BY:	/s/ RICHARD J. DIEMER, JR.
Richard J. Diemer, Jr.
Chairman of the Benefit Plans Investment Committee

Dated: June 19, 2006

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm